Mail Stop 6010

January 10, 2008

Terence F. Leong, Director
Entech Environmental Technologies Inc.
3233 Grand Avenue, Suite N-353
Chino Hills, California 91709

Via U S Mail and FAX to Counsel [305-531-1274]

> **Re: Entech Environmental Technologies Inc.**
> **Form 8-K for Item 4.01**
> **Filed January 9, 2008**
> **File No. 0-32249**

Dear Mr. Leong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed January 9, 2008

1. Please amend your report to include all of the information required by Item 304 of Regulation S-B, including a statement as to whether your former auditors resigned, declined to stand for re-election, or were dismissed.

2. Please amend your report to cover the interim period from the date of the last audited financial statements to May 15, 2007, the date of the change in accountants. See Item 304(a)(1)(iv) of Regulation S-B. Also, include as an exhibit a letter from your former auditors addressing the revised disclosures.

3. Please explain to us the reasons for the delay in filing Form 8-K for Item 4.01. As discussed in General Instruction B to Form 8-K, this report is due four business days after the event of the change in accountants. Since the change was on May 15, 2007, the Form 8-K was due on or before May 21, 2007. Please tell us in detail why there was a delay of more than seven months before you filed this report on January 9, 2008.

4. The delay in filing the Form 8-K for Item 4.01 affects your status as a timely filer and may impact your eligibility requirements to use certain registration statements.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant

Copy to: Joseph I. Emas, Esq.
             Fax 305-531-1274